EXPLORATION INCORPORATED

Transmeridian Exploration Extends Time For Acquirer to Meet

Financing Condition

Houston, Texas (PRIME NEWSWIRE) January 31, 2008 – Transmeridian Exploration Incorporated (AMEX: TMY) today announced that it has granted a time extension for satisfaction of the financing condition contained in its agreement to be acquired by Trans Meridian International, Inc. (“TMI”), a British Virgin Islands company formed by the company’s Chairman and Chief Executive Officer, Lorrie T. Olivier. Pursuant to the extension, the company will have the right to terminate the merger agreement without liability to TMI at any time after February 15, 2008, if the financing condition is not satisfied.

As permitted by the terms of the definitive agreement with TMI, the company remains in communication with other interested parties. The merger agreement permits the company to solicit competing offers for the acquisition of the company until the financing condition to TMI’s obligation to commence the tender offer contemplated by the merger agreement is satisfied.

About Transmeridian Exploration Incorporated

Transmeridian Exploration Incorporated is an independent energy company established to acquire and develop oil reserves in the Caspian Sea region of the former Soviet Union. The company primarily targets fields with proved or probable reserves and significant upside reserve potential. Transmeridian Exploration currently has projects in Kazakhstan and southern Russia and is pursuing additional projects in the Caspian Sea region.

For more information please contact the following:

Lorrie T. Olivier, CEO	Phone: (713) 458-1100
Earl W. McNiel, CFO	Fax: (713) 781-6593
5847 San Felipe, Suite 4300	E-mail: tmei@tmei.com
Houston, Texas 77057	Website: www.tmei.com